LEVY & DRONEY, P. C.
Pond View Corporate Center
74 Batterson Park Road
Farmington, CT 06032

November 30, 2005

Mr. Russell Mancuso, Branch Chief
Securities and Exchange Commission
450 Fifth Street, Northwest
Washington, D.C. 20549

                RE: DiaSys Corporation - SEC File No. 1-16285

Dear Mr. Mancuso:

                This letter is in response to your letter of August 12, 2005 addressed to Mr. Gregory Witchel, Chief Executive Officer of DiaSys Corporation (the "Company"). This firm represents DiaSys Corporation.

                We have reviewed the matters addressed in your letter with Company management and representatives of the Company's independent registered public accountant and our responses are based upon such discussions.

                The Company has elected to address your comments addressed to the Company's Annual Report 10-KSB for its fiscal year ended June 30, 2004 in the context of the Company's Annual Report on Form 10-KSB for its fiscal year ended June 30, 2005, which was filed on October 14, 2005. Comments addressed to the company's Quarterly Reports on From 10-QSB will be addressed in the context of the Company's Quarterly Report on Form 10-QSB for its fiscal quarter ended September 30, 2005.

Amendment to Form 10-KSB for the fiscal year ended June 30, 2004

Item 1. Description of Business, page 1

1.	Please refer to prior comment 2. Please disclose the basis for your cost claims in the first paragraph. Also, clarify that you do not have independent, objective evidence to supporting the cost claims.

Mr. Russell Mancuso, Branch Chief
November 30, 2005

Additional disclosure has been added to this paragraph.

2.	Regarding your response to prior comment 3:

•	Please file complete agreements, including all attachments. For example, we note the reference to exhibits to exhibit 10.15 that do not appear to be attached. Refer to Staff Legal Bulleting No. 1A (February 28, 1997 with July 11, 2001 addendum) regarding the process for omission of immaterial, confidential information from the publicly filed version of your exhibits. Also apply this comment to all of your filings; for example, we note missing attachments to exhibits in your Form 8-K filed July 28, 2005.

All incomplete exhibit documents have been re-filed, with all exhibits and attachments, but excepting certain confidential information which as been filed separately under an Application for Confidential Treatment.

•	Please disclose the material terms of your agreements. Material information must be disclosed, even if confidential.

Management believes that the specific terms of each of its many distribution and operating agreements are within commercial norms and that the terms of the individual agreements are not material in the context of the Company's overall operation.

•	Please provide us a marked copy of your 10K-SB that identified the exhibit number of each agreement you cite in the text. Where you have deleted disclosure about an agreement since the original filing of your Form 10-KSB, please tell us the reason for the deletion.

A marked copy will be furnished under separate cover.

3.	We note your response to comment 4. However, we also note reports of developments regarding your products, patents and distribution agreements that do not appear to be reflected in your document. Please provide us a table that lists each announcement you made during the period covered by your 10-KSB and identifies (1) where in the 10-KSB you have discussed the development and (2) the exhibit number of each related agreement. To the extent you believe that your announcements of developments during the period do not require disclosure in your Form 10-KSB, please explain to us your conclusions. Also please ensure that you

Mr. Russell Mancuso, Branch Chief
November 30, 2005

have reviewed all of the other disclosure in the document to ensure that it has been properly updated.

The following table is furnished in response to your question.

Form 8-K Filing Date	10-KSB Disclosure	Related Exhibit No.
7/19/04	First Paragraph Item 12	10.2
8/31/04	None	N/A
9/13/04	First Paragraph Item 12	10.2
11/22/04	Item 9 - Aaronson Bio	N/A
1/3/05	Item 6 - Liquidity and Capital Resources	N/A
1/6/05	Item 12 - Next-to-last paragraph	4.2
2/25/05	None	N/A
3/28/05	None	N/A
5/10/05	None	N/A
5/27/05	None	N/A
7/28/05	Item 1; Sixth Paragraph	10.19 10.20 10.21 10.22

The Company does not believe that the history of each development occurring during the period Covered by the report is material to an understanding of the Company's business, as required to be disclosed in Form 10-KSB; as noted, certain of such disclosures has been omitted.

Workstation Systems, page 3

4.	Please refer to prior comment 6. Please disclose the dates of the evaluations and publications mentioned in the third paragraph.

The Company has omitted discussion of favorable evaluations and publications.

Competition, page 7

5.	Please expand your disclosure in response to prior comment 7 to clarify whether competitors offer products that overcome the disadvantages of your products. Also ensure that you have described all material disadvantages.

Additional disclosure has been added to the last paragraph under competition on page 8.

Mr. Russell Mancuso, Branch Chief
November 30, 2005

Equity Compensation Plan Information as of June 30, 2004, page 14

6.	We reissue prior comment 10 regarding the need to provide the disclosure required by Regulation S-B Item 201(d)(3). From your disclosure, investors should be able to clearly understand the material features of each applicable plan. The disclosure also should be clearly tied to the applicable row of the table.

The Company has no equity compensation plan which has not been approved by the shareholders.

Issuance of Unregistered Securities, page 14

7.	Please refer to prior comment 11. Please provide the disclosure required by Item 701 of Regulation S-B, including all required details in this section.

•	Provide more specific disclosure than shares issued to "four persons" or as "compensation for services".

•	Explain who the people were and the nature of the services.

•	More specifically indicate the date of the issuances.

•	Disclose the term of exercise of the warrants.

Regarding your reference in your response to disclosure in another filing, please refer to General Instruction E of Form 10-KSB regarding the proper scope and manner of incorporation by reference.

No recent sales of unregistered securities were reported in the current 10-KSB. The Company acknowledges the comment and will address the matters noted in future filings, as appropriate.

Financial Condition, page 15

8.	Please refer to prior comment 16. Please provide sufficient disclosure for investors to appreciate your cost of capital and the trends during the period addressed. For example, discuss the terms of the securities issued or issuable, including any discounts to the market price of your securities.

Mr. Russell Mancuso, Branch Chief
November 30, 2005

The Company has relatively little indebtedness in respect of borrowed funds. Management believes that its discussion under "Liquidity and Capital Resources" covers these points.

Results of Operations page 16

9.	Please refer to prior comment 17. Please discuss why your largest client reduced orders during the year.

During the Company's 2004 fiscal year, the Company's largest client had reduced orders because of a slowdown in its business. Such slowdown has been reversed and such client increased its orders during the 2005 fiscal year.

Item 8A. Controls and Procedures, page 17

10.	We note the disclosure that your controls were effective in your Form 10-KSB filed on September 29, 2004. However, you disclose in your amendment to your Form 10-KSB filed June 30, 2005 that the controls were not effective. You should not retroactively change your conclusions concerning effectiveness. You should discuss, if applicable, how you subsequently determined that your internal controls are not effective. Also, apply this comment to your subsequently filed Form 10-QSB.

The Company had inadvertently misclassified certain cash flow items in its 2004 financial statements. The Company believes that heightened awareness of such potential error will enable it to avoid similar problems in the future.

11.	Please refer to prior comment 30. Please describe the "instituted additional controls". The Company's Chief Financial Officer has undertaken to be more directly involved in the financial information gathering and compilation process and believes that such measure will prevent similar problems in the future.

The Company's Chief Financial Officer has undertaken to be more directly involved in the financial information gathering and compilation process and believes that such measure will prevent similar problems in the future.

Item 9. Directors and Executive officers of the Registrant, page 17

12.	Please refer to prior comment 22. Please provide the disclosure required by Item 402 of Regulation S-B, including information for the fiscal year ended June 30, 2004. Likewise, update the information throughout the disclosure incorporated from your proxy statement so that is current at least as of the date you filed the Form 10-KSB.

Mr. Russell Mancuso, Branch Chief
November 30, 2005

Additional material has been added to this section. No material has been incorporated by reference.

13.	Please refer to prior comment 23. Please provide the disclosure required by Item 406(a) of Regulation S-B.

The Company has filed its Code of Ethics as Exhibit 14 to Amendment No. 1 to its Annual Report in form 10-KSB for the fiscal year ended June 30, 2004.

Item 12. Certain Relationships and Related Transactions, page 17

14.	Please refer to prior comment 24. Please disclose any discount to the market price indicated in the issuance or conversion rates of securities issued to related parties. For example, we note that the convertible note of $50,000 issued to Mr. Bloom.

All issuances and conversion rates of securities issued to related parties were at current market rates at the time the respective agreements or commitments were made. We note that in some instances the transaction documents were inadvertently dated as of a date different from the date of actual commitment or agreement.

15.	Please expand the table provided in response to prior comment 25 to address the documents evidencing the transactions described in the disclosure incorporated by reference.

No disclosures have been incorporated by reference in the current filing. Regarding Amendment No. 1 to the 10-KSB for the Company's fiscal year ended June 30, 2004, no exhibits were filed in respect of disclosures incorporated by reference.

Section 16(a)

16.	We note your reference in response 26 to forms correctly reflecting stock ownership; however, if remains unclear whether all transactions have been correctly reported. Therefore, we reissue the comment.

Current management has noted apparent lapses in the Section 16(a) filing obligations of prior management; however, current management has no knowledge of the actual transactions. Current management believes that all transactions by its officers and directors within the last two years have been reported.

Mr. Russell Mancuso, Branch Chief
November 30, 2005

17.	Please expand your response to comment 27 to clarify whether you have the right to recover any additional profit.

Except as previously noted with respect to Marshall Witzel, the Company does not have the right to recover any profits under Section 16(b) of the Securities Exchange Act of 1934.

Item 14. Principal Accountant Fees and Services, page 19

18.	Please provide the disclosure for the fiscal year ended Jun 30, 2004.

This information has been included under Item 14.

Revenue Recognition, page 32

19.	We note the revisions to your footnote in response to prior comments 36 and 37. Please expand to also disclose why it is appropriate to recognize revenue upon shipment. For instance, disclose that there are no build to "spec" sales which require customer acceptance and that all products are shipped F.O.B. DiaSys.

Comment noted and additional information included in 10KSB for FYE 6/30/05. Supplemental footnote, there have been no customer returns under current management.

20.	Additionally, we presume that distributor discounts and incentives are not significant. Otherwise, please expand to describe how you estimate and record distributor discounts and incentives. Refer to EITF01-9.

Your comment presumption is correct.

21.	As a related matter, we see that you recognize sales returns as a reduction of revenue and cost of sales when products are returned. Tell us why you do not estimate and record amounts for returns when products are sold. If returns cannot be estimated, tell us why it is appropriate to recognize revenue upon shipment. That is, tell us why revenue should not be deferred until t the period where returns are permitted expires. Refer to paragraph 6 of SFAS 48.

Product returns are at the discretion of DiaSys. There has not been any customer who has requested or any returns approved under current management.

Mr. Russell Mancuso, Branch Chief
November 30, 2005

Patent Costs, page 33

22.	We note the revisions made in response to prior comment 42. Please expand to disclose the nature of the expenditures capitalized as "patent costs". Please also make specific disclosure about actual useful lives of the patents and expected future amortization. The expanded disclosure should fully conform to the requirements of SFAS 142.

We note your comment and respectively refer to the disclosures required in paragraph 45 of SFAS 142 as:

"(1) The gross carrying amount and accumulated amortization, in total and by major intangible asset class, (2) The aggregate amortization expense for the period, and (3) The estimated aggregate amortization expense for each of the five succeeding fiscal years"

We believe that our more recent filings included disclosures #1 and #2 above via the balance sheet and statement of cash flows, respectively, and will ensure that #3 is incorporated into all future filings.

Note 13. Major Customers, page 39

23.	We see the revisions made in response to prior comment 51. To the extent that revenue from external customers attributed to an individual foreign country is material, those revenues should be disclosed separately. Refer to paragraph 38 of SFAS 131.

Comment noted and additional information provided in Footnote No. 13 in the Company's 10-KSB for its fiscal year ended June 30, 2005.

Note 14. Common Stock, page 39

24.	We note the revisions made in response to prior comment 52. We see from the statement of cash flows for fiscal 2004 that you received proceeds from loans from shareholders of $450,000 and that you made payments on loans from shareholders totaling $100,000. Yet, we do not see any discussion of these borrowings in the notes to your financial statements. Please expand the notes to financial statements to describe related party borrowings, repayments and conversions during the year. Your disclosure should also discuss material terms of the debt agreements, including

Mr. Russell Mancuso, Branch Chief
November 30, 2005

interest provisions, maturity dates, conversion rates, debt issue costs, beneficial conversion features, and warrants issued in connection with the loans. Please also note that SFAS 57 requires detailed disclosures about related party transactions.

Full disclosure has been provided.

25.	Refer to prior comments 53 and 54. We see the disclosure about the 600,000 warrants issued with convertible promissory notes. Please disclose how you valued those warrants. Please disclose the model and assumptions applied in estimating the $305,000 assigned fair value. Also, apply this guidance to any similar warrant issues in the future.

The warrants were issued at market with a 5 year term. The valuations of the warrants were calculated using the Black-Scholes Model.

26.	As a related matter, we see that warrants were issued in conjunction with a sale of common stock in June 2004 and that the fair value of those warrants was expensed as interest. The fair value of warrants issued with common stock is not normally accounted for as interest expense. Please clarify the basis in GAAP for your accounting.

The Company has reviewed the accounting of the transaction and is in agreement that the warrants were incorrectly dealt with in its records. Management has determined that the error was inadvertent and that the amount of the transaction is immaterial to the financial statements. The effect of the error was to increase the loss for the year ended June 30, 2004 by approximately $98,000, which is 3.3% of the loss for the year, with a corresponding increase to equity. The reported shareholders equity at June 30, 2005 is correct.

Form 10-QSB for the quarter ended September 30, 2004

27.	Please refer to prior comment 57. In future filings, please disclose the effect of abstentions and broker-non-votes in your proxy statement as required by Schedule 14A Item 21.

Mr. Russell Mancuso, Branch Chief
November 30, 2005

Form 10-QSB for the quarter ended December 31, 2004

28.	Regarding your response to comment 58, please note that Form 8-K requires disclosure based on the date you enter into the agreement, regardless of the need for subsequent shareholder approval.

The company acknowledges the Commissions concerns and will act accordingly in future filings.

29.	Please refer to prior comment 59. Please tell us where you filed copies of the agreements discussed in your various press releases concerning agreements with distributors, such as your January 24, 2005 press release and your December 21, 2004 press release.

See the table furnished in response to Comment 3.

Form 10-QSB for the fiscal quarter ended March 31, 2005
Note 4. Common Stock, page 8

30.	We see that you issued shares of stock to Mr. Silverman as partial consideration for loans. The footnotes in future filings should describe how you valued and accounted for that stock. Please apply the substance of this guidance to similar transactions where you issue equity instruments as compensation.

The Company acknowledges the Commission's concerns and will make appropriate disclosure in future filings.

Results of Operations, page 9

31.	Please refer to prior comment 60. Please tell us where you discuss the impact related to your December 21, 2004 press release concerning agreements with distributors that you "believe that these . . . favorably impact our revenue next year".

The Company believes that it is self-evident that agreements with new distributors will result in at least some new sales/revenues.

Mr. Russell Mancuso, Branch Chief
November 30, 2005

Gross Profit and Gross Profit Margin, Page 10

32.	In future filings, please provide an explanation for fluctuations in gross profit margin. In general, MD&A should describe reasons for significant changes in gross margin on product sales.

The Company has taken note of the comment.

Selling, General & Administrative (SG&A Expense), page 10

33.	We note your response to prior comment 68. Please tell us how you are accounting for the re-pricing of employee stock options during fiscal 2005. It appears as though the revised options should be accounted for under variable plan accounting as a result of these modifications. Please refer to Questions 10 and 11 of FIN 44. Those paragraphs address the accounting for acceleration of vesting and reduction of exercise prices for existing employee options.

The Company did account for the repriced options under variable plan accounting in accordance with Question 13 of FIN 44 for each period in its fiscal year ended June 30, 2004. However, as of July 1, 2005, the Company adopted SFAS 123R and therefore ceased variable plan accounting as the repriced options were fully vested.

Controls and Procedures, page 10

34.	Please confirm our understanding that your reference to Rule 13a-14 should be to Rule 13a-15, and correct in future filings.

The Commission's understanding is correct and the rule will be correctly referenced in future filings.

                Please note that the individual responses are numbered to correspond with the comments raised in your letter.

Sincerely yours,

S/ RICHARD T. KEPPELMAN
Richard T. Keppelman

RTK/ptl
cc: Tom Jones
      Gregory Witchel
      Jeffrey B. Aaronson